UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) July 5, 2022

Ondas Holdings Inc.
(Exact name of registrant as specified in its charter)

Nevada	001-39761	47-2615102
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

411 Waverley Oaks Road, Suite 114, Waltham, MA 02452
(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code (888) 350-9994

N/A
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock par value $0.0001	ONDS	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by checkmark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01. Regulation FD Disclosure.

On July 5, 2022, Ondas Holdings Inc. (“Ondas” or the “Company”) issued a press release announcing that it has signed a term sheet to acquire through acquisition or merger AIROBOTICS Ltd. (“Airobotics”), a leading Israeli developer of autonomous unmanned aircraft systems and automated data analysis and visualization platforms, subject to the conditions described below. Each issued and outstanding share of Airobotics is expected to be converted into, and exchanged for, 0.16806 shares of Ondas common stock. The proposed acquisition or merger is subject to the satisfaction of numerous conditions, including the preparation, negotiation and execution of a definitive agreement, the receipt of any required board and shareholder approvals in respect to the proposed acquisition or merger, the satisfactory completion by Ondas of its due diligence review, and the receipt of all material third party consents. The parties have agreed to an exclusivity period until the earlier of August 4, 2022 or the execution of a definitive agreement. The parties intend to complete the proposed acquisition or merger in the second half of 2022. The Company can provide no assurance that a definitive agreement will be entered into or that the proposed acquisition or merger will be completed as proposed or at all.

Also, on July 5, 2022, Airobotics filed an immediate report with the Israel Securities Authority and The Tel Aviv Stock Exchange Ltd. disclosing the existence of the term sheet (“Immediate Report”). The Company is furnishing an English translation of the Immediate Report with this Current Report on Form 8-K to provide its stockholders with substantially the same information as the Airobotics stockholders.

A copy of the press release announcing the term sheet is furnished hereto as Exhibit 99.1. Also, a copy of an English translation of the Immediate Report is furnished hereto as Exhibit 99.2.

The information furnished pursuant to this Item 7.01, including Exhibit 99.1 and Exhibit 99.2, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities under that section and shall not be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information Will be Filed with the SEC

Ondas will file with the SEC a registration statement on Form S-4, which will include a prospectus of Ondas. INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ONDAS, AIROBOTICS, THE PROPOSED ACQUISITION OR MERGER AND RELATED MATTERS. Investors will be able to obtain free copies of the registration statement and other documents filed with the SEC through the website maintained by the SEC at www.sec.gov and on Ondas’ website at https://ir.ondas.com.

Forward-Looking Statements

Statements made in this report that are not statements of historical or current facts are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We caution readers that forward-looking statements are predictions based on Ondas’ current expectations about future events. Examples of forward-looking statements include, among others, statements regarding the proposed acquisition or merger, including the benefits of the proposed acquisition or merger. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Ondas’ actual results, performance, or achievements could differ materially from those expressed or implied by the forward-looking statements as a result of a number of factors, including (1) the inability to complete the proposed acquisition or merger, including due to a failure to obtain third party consents, or satisfy other closing conditions; (2) the risk that the proposed acquisition or merger disrupts current plans and operations as a result of the announcement and consummation of the proposed acquisition or merger; (3) the ability to recognize the anticipated benefits of the proposed acquisition or merger, which may be affected by, among other things, the ability of management to integrate the combined company’s business and operation, and the ability of the parties to retain key employees; (4) costs related to the proposed acquisition or merger; and (5) the other risks and uncertainties discussed under the heading “Risk Factors” discussed under the caption “Item 1A. Risk Factors” in Part I of Ondas’ most recent Annual Report on Form 10-K or any updates discussed under the caption “Item 1A. Risk Factors” in Part II of Ondas’ Quarterly Reports on Form 10-Q and in Ondas’ other filings with the SEC. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise that occur after that date, except as required by law.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Press release, dated July 5, 2022.
99.2	English translation of Immediate Report, dated July 5, 2022, issued by Airobotics.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 5, 2022	ONDAS HOLDINGS INC.

	By:	/s/ Eric A. Brock
Eric A. Brock
Chief Executive Officer

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